EXHIBIT 99.1

Hydrogenics Achieves Major Milestone With Successful Completion of Factory Acceptance Testing of World's Most Powerful and Power-Dense PEM Electrolyzer

GLADBECK, Germany, May 4, 2015 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that the Company's 1.5 megawatt PEM electrolyzer system successfully passed factory acceptance testing at its facility in Gladbeck, Germany, as witnessed by representatives from E.ON. At the core of this application is a single 1500E PEM electrolyzer stack rated for 1.5 megawatts of continuous power. The system will be delivered to E.ON's Reitbrook site in Hamburg, Germany as part of a Power-to-Gas hydrogen injection plant that will use excess renewable energy.

"This is a major technology and engineering milestone for us and one that will form the backbone of Hydrogenics' Power-to-Gas capability for years to come," said Joseph Cargnelli, CTO and co-founder of Hydrogenics. "When it comes to utility-scale energy storage, cost and size matters. In developing the 1500E stack platform, we focused on cost reduction through technology innovation and scale in order to deliver substantially reduced plant size and cost while improving the customer's deployment flexibility. As the market leader in electrolysis, we have raised the bar yet again. This single 1.5MW stack delivers a power density of 4000 watts/litre -- a new industry benchmark."

The Power-to-Gas plant, backed by a consortium of German companies and scientific organizations, is expected to begin operation by mid-2015. Funding has been provided by Germany's National Innovation Program (NIP) for hydrogen and fuel cell technology, under the auspices of the country's Federal Ministry of Transport, Buildings and Urban Affairs in coordination with the National Organization of Hydrogen and Fuel Cell Technology (NOW).

About Energy Storage in Germany

Germany is a key energy storage player in Europe thanks to its leading position in terms of installed capacity of fluctuating renewables. In 2014, power from renewable sources in Germany accounted for 28 percent of total electricity generation. For the country to attain its ambitious goals of getting a third of its electricity from renewable energy by 2020 (and at least 50 percent by 2030 and 80 percent by 2050), it must find a way to integrate and store many gigawatt hours of energy. According to the German Energy Agency (DENA), significant investments in energy storage will be required for the country to meet its renewable energy commitments. Power-to-Gas is the only energy storage solution which can provide the capacity needed for large-scale renewable power generation.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: For further information, contact:
         Bob Motz, Chief Financial Officer
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com